UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                 DERMA SCIENCES, INC.
                                 --------------------
                                   (Name of Issuer)


                        COMMON STOCK, $.01 PAR VALUE PER SHARE
                        --------------------------------------
                            (Title of Class of Securities)


                                      249827106
                                ---------------------
                                    (CUSIP Number)


                                   Bruce F. Wesson
                                Senior Managing Member
                                   Claudius, L.L.C.
                             610 Fifth Avenue, 5th Floor
                                 New York, NY  10020
                                    (212) 218-4990
           ----------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)


                                   JANUARY 23, 1998
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                         Page 1 of 10 Pages

                                     SCHEDULE 13D

           CUSIP NO.   249827106                PAGE  2  OF  10  PAGES
                     -------------                   ---    ----
          -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners III, L.P.
          -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [x]
          -------------------------------------------------------------------
             3    SEC USE ONLY

          -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
          -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]

          -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
          -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                         888,795 (see Item 5(a))
              SHARES     ----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                         0
             OWNED BY    ----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                         888,795
            REPORTING    ----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                         0
          -------------------------------------------------------------------
             11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            888,795
          -------------------------------------------------------------------
             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
          -------------------------------------------------------------------
             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            16.7%
          -------------------------------------------------------------------
             14   TYPE OF REPORTING PERSON

                            PN
          -------------------------------------------------------------------

                                     SCHEDULE 13D


           CUSIP NO.   249827106                PAGE  3  OF  10  PAGES
                     -------------                   ---    ----
          -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Partners International III, L.P.
          -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [x]
          -------------------------------------------------------------------
             3    SEC USE ONLY

          -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
          -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]
          -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
          -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                         106,656 (see Item 5(a))
              SHARES     ----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                         0
             OWNED BY    ----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                         106,656
             REPORTING   ----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
            PERSON WITH
                                         0
          -------------------------------------------------------------------
             11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            106,656
          -------------------------------------------------------------------
             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
          -------------------------------------------------------------------
             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            2.0%
          -------------------------------------------------------------------
             14   TYPE OF REPORTING PERSON

                            PN
          -------------------------------------------------------------------

                                     SCHEDULE 13D

           CUSIP NO.   249827106                PAGE  4  OF  10  PAGES
                     -------------                   ---    ----
          -------------------------------------------------------------------
             1    NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Galen Employee Fund III, L.P.
          -------------------------------------------------------------------
             2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [ ]
                                                                      (b) [x]
          -------------------------------------------------------------------
             3    SEC USE ONLY

          -------------------------------------------------------------------
             4    SOURCE OF FUNDS

                  WC
          -------------------------------------------------------------------
             5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) or 2(E)                          [ ]

          -------------------------------------------------------------------
             6    CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
          -------------------------------------------------------------------
                           7   SOLE VOTING POWER
             NUMBER OF
                                         4,549 (see Item 5(a))
              SHARES     ----------------------------------------------------
                           8   SHARED VOTING POWER
           BENEFICIALLY
                                         0
             OWNED BY    ----------------------------------------------------
                           9   SOLE DISPOSITIVE POWER
               EACH
                                         4,549
            REPORTING    ----------------------------------------------------
                          10   SHARED DISPOSITIVE POWER
           PERSON WITH
                                         0
          -------------------------------------------------------------------
             11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                            4,549
          -------------------------------------------------------------------
             12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                  CERTAIN SHARES                                          [ ]
          -------------------------------------------------------------------
             13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                            0.1%
          -------------------------------------------------------------------
             14   TYPE OF REPORTING PERSON

                            PN
          -------------------------------------------------------------------

          ITEM 1.   SECURITY AND ISSUER.

                    This statement covers a total of 1,000,000 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in
          Item 2 hereof) as of the date hereof hold an aggregate of (i) 250,000 shares of Common Stock (the "Common Shares"), (ii) 375,000 shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Preferred Shares"), which as of the date hereof are convertible into an aggregate of 375,000 shares of Common Stock, and (iii) warrants for the purchase of 375,000 shares of Common Stock (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 375,000 shares of Common Stock. The Common Shares, Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

                    The Company's principal executive offices are located at 214 Carnegie Center, Suite 100, Princeton, NJ 08540.


          ITEM 2.   IDENTITY AND BACKGROUND.

                    This statement is being filed by Galen Partners III, L.P. ("Galen"), Galen Partners International III, L.P. ("Galen Intl") and Galen Employee Fund III, L.P. ("GEF"), each of which is a Delaware limited partnerships (each, a "Reporting Person" and collectively, the "Reporting Persons"). Each of the Reporting Persons is a private investment fund engaged in the business of making investments in the securities of companies in the health care industry. Under the definition of "beneficial owner" in Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Act"), each Reporting Person may be deemed to beneficially own the Securities owned by the other Reporting Persons and therefore may be deemed under Rule 13d-5 promulgated under Act to be a member of a "group" with the other Reporting Persons. The filing of this statement is not intended as, and should not be deemed, an acknowledgement of shared voting or dispositive power by any Reporting Person with respect to any of the Securities held by the other Reporting Persons.

                    William R. Grant, Bruce F. Wesson, L. John Wilkerson, David Jahns, Srini Conjeevaram and Zubeen Shroff are all natural persons and are the members of Claudius, L.L.C. ("Claudius"), the general partner of each of Galen and Galen Intl. Bruce F. Wesson is the President of Wesson Enterprises, Inc. ("Wesson Enterprises"), which is the general partner of GEF. Mr. Wesson is the sole executive officer, sole director and sole shareholder of Wesson Enterprises. Each of Messrs, Grant, Wesson, Wilkerson, Jahns, Conjeevaram and Shroff are principally engaged in the business conducted by the Reporting Persons and affiliated private investment partnerships. Messrs. Grant, Wesson, Wilkerson, Jahns and Shroff are all citizens of the United States of America; Mr. Conjeevaram is a lawful permanent resident of the United States of America and a citizen of India. Messrs. Grant, Wesson, Wilkerson, Jahns, Conjeevaram and Shroff, together with Claudius and Wesson Enterprises, are referred to herein, collectively, as the "Related Persons".

                    The principal place of business and the principal office of each of the Reporting Persons and Related Persons are at 610 Fifth Avenue, 5th Floor, New York, New York 10020. During the last five years, none of the Reporting Persons or the Related Persons has been (i) convicted in a criminal proceeding, (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    The funds for the acquisition of the Securities were allocated from the working capital of the Reporting Persons and were not obtained by means of a loan or other borrowing arrangement.

                    The Common Shares were acquired by the Reporting Persons at a purchase price of $1.00 per share for an aggregate amount of $250,000 in cash. The Preferred Shares and the Warrants were acquired by the Reporting Persons through the conversion, effected on or about January 23, 1998, of certain Convertible Debentures due 1998 of the Issuer ("Debentures").
          The Reporting Persons acquired Debentures in an aggregate principal amount of $300,000 for $300,000 in cash. Each Reporting Person paid its pro rata share of the acquisition price of the Securities based upon the number of Common Shares, Preferred Shares and Warrants it received.


          ITEM 4.   PURPOSE OF TRANSACTION.

                    Each of the Reporting Persons acquired its Securities as long-term investments. None of the Reporting Persons presently intends to acquire control of the Issuer. However, if any Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, such Reporting Person may acquire additional securities of the Issuer. Similarly, any Reporting Person, subject to applicable law and depending upon market and other factors, may from time to time determine to dispose some or all of the securities.

                    The Reporting Persons have no present intention to engage or cause the Issuer to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this
          Item 4 other than as set forth in the immediately preceding paragraph. However, each Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Issuer in accordance with its best judgment in light of the circumstances existing at that time.

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:


           ===============================================================
                 (1)      (2)       (3)       (4)       (5)      (6)

                                 Number    Number
                                 of        of
                                 Shares    Shares
                                 of        of                   Percent-
                                 Common    Common               age of
                                 Stock     Stock                Outstand
                                 into      which                -ing
                        Number   which     may be               Shares
                        of       Owned     acquired   Total     of
                        Shares   Prefer-   pursuant   of        Common
                        of       red       to         Columns   Stock
              Report-   Common   Stock is  exercise   (2),      (see
              ing       Stock    Convert-  of Owned   (3) and   Note
              Person    Owned    ible      Warrants   (4)       below)
           ---------------------------------------------------------------
              Galen    222,199   333,298    333,298    888,795   16.7%
           ---------------------------------------------------------------
              Galen     26,664    39,996     39,996    106,656    2.0%
              Intl
           ---------------------------------------------------------------
              GEF        1,137     1,706      1,706      4,549    0.1%
           ---------------------------------------------------------------
                Total  250,000   375,000    375,000  1,000,000   18.8%
           ===============================================================

                    Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the totals in the bottom row of columns (3) and (4) to 4,567,632 (the number of shares of Common Stock outstanding as of December 31, 1997, such number having been provided by the Issuer to the Reporting Persons) (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                    (b) Each Reporting Person possesses the sole power to vote and to dispose of its respective Securities.

                    (c)  See Item 3.

                    (d)  None.

                    (e)  Not applicable.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                    RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                    None.


          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    1. Joint Filing Agreement, dated February 2, 1998, by the Reporting Persons and the Related Persons.

                                      SIGNATURE
                                      ---------




               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.


          Date:  February 2, 1998            GALEN PARTNERS III, L.P.
                                             By:  Claudius, L.L.C.


                                             By: /s/ Bruce F. Wesson
                                                ---------------------------
                                                  Managing Member


                                             GALEN PARTNERS
                                             INTERNATIONAL III, L.P.
                                             By:  Claudius, L.L.C.


                                             By: /s/ Bruce F. Wesson
                                                ---------------------------
                                                  Managing Member


                                             GALEN EMPLOYEE FUND III, L.P.
                                             By:  Wesson Enterprises, Inc.


                                             By: /s/ Bruce F. Wesson
                                                ---------------------------
                                                  President




                         [Signatures continued on next page.]

                                             CLAUDIUS, L.L.C.


                                             By: /s/ Bruce F. Wesson
                                                ---------------------------
                                                  Managing Member

                                             WESSON ENTERPRISES, INC.


                                             By: /s/ Bruce F. Wesson
                                                ---------------------------
                                                  President

                                             WILLIAM R. GRANT

                                             /s/ William R. Grant
                                             ------------------------------

                                             BRUCE F. WESSON

                                             /s/ Bruce F. Wesson
                                             ------------------------------

                                             L. JOHN WILKERSON

                                             /s/ L. John Wilkerson
                                             ------------------------------

                                             DAVID JAHNS

                                             /s/ David Jahns
                                             ------------------------------

                                             SRINI CONJEEVARAM

                                             /s/ Srini Conjeevaram
                                             ------------------------------

                                             ZUBEEN SHROFF

                                             /s/ Zubeen Shroff
                                             ------------------------------

                              EXHIBIT INDEX


            Exhibit         Description
            -------         -----------

               1 Joint Filing Agreement, dated February 2, 1998, by the Reporting Persons and the Related Persons